UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-31095

DUKE ENERGY FIELD SERVICES, LLC

(Exact name of registrant as specified in its charter )

370 17th Street, Suite 2500, Denver, Colorado 80202, (303) 595-3331
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

7.5% Notes due 2005
7.875% Notes due 2010
8.125% Notes due 2030
6.875% Notes due 2011
5.75% Notes due 2006
Limited Liability Company Member Interests
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:                         .

Class of Securities	No. of holders of record
7.5% Notes due 2005	73
7.875% Notes due 2010	70
8.125% Notes due 2030	27
6.875% Notes due 2011	36
5.75% Notes due 2006	64
Limited Liability Company Member Interests	2

     Pursuant to the requirements of the Securities Exchange Act of 1934, Duke Energy Field Services, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2005	By:	/s/ ROSE M. ROBESON
		Name:	Rose M. Robeson
		Title:	Vice President and Chief Financial Officer